P, E. 12/3/01

RECEIVED FEB 12 2002 316 PROCESSING SECTION D.C.

Commission File No. 1-8346

02014460

FORM 6-K

SECURITITES AND EXCHANGE COMMISSION

Washington,D.C. 20549

Report of Foreign Issuer

PROCESSED
FEB 19 2002
THOMSON
FINANCIAL

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Consolidated business results for the third quarter of fiscal 2002
(for the quarter ended December 31,2001)

TDK Corporation
(Translation of registrant's name into English)

13-1,Nihonbashi 1-chome,Chuo-ku,Tokyo 103-8272,Japan
(Address of Principal executive offices)

Press Information

TDK

TDK Corporation
1-13-1,Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan

Contacts;

TDK Corporation (Tokyo)	Corporate Communications Department	
	Michinori Katayama	+81 (3) 5201-7102
TDK U.S.A. Corporation	Francis. J. Sweeney	+1 (516) 535-2600
TDK UK Limited	Ron Matier	+44 (1737) 773773

FOR IMMEDIATE RELEASE

TOKYO-February 5, 2002 TDK Corporation today announced its consolidated business results for the third quarter of fiscal 2002, the three-month period ended December 31, 2001, and for the nine-month period from April 1, 2001 through December 31, 2001.

1) - 1. The third quarter results

Consolidated results for the third quarter of fiscal 2002, the three-month period from October 1, 2001 through December 31, 2001, are as follows:

		Yen millions		U.S.$ thousands	% change
Net sales		149,177		1,130,129	(-17.2 %)
Operating income (loss)	(%)	(14,171)	(-9.5 %)	(107,356)	(-)
Income (loss) before income taxes	(%)	(13,805)	(-9.3 %)	(104,583)	(-)
Net income (loss)	(%)	(9,759)	(-6.5 %)	(73,932)	(-)

1) - 2. The nine-month period results

Consolidated results for the nine-month period from April 1, 2001 through December 31, 2001, are as follows:

		Yen millions		U.S.$ thousands	% change
Net sales		421,797		3,195,432	(-20.7 %)
Operating income (loss)	(%)	(16,982)	(-4.0 %)	(128,652)	(-)
Income (loss) before income taxes	(%)	(16,887)	(-4.0 %)	(127,932)	(-)
Net income (loss)	(%)	(7,927)	(-1.9 %)	(60,053)	(-)

Note: The amounts shown in U.S. Dollars are converted at the rate of U.S.$1=Yen 132, the opening rate on the Tokyo Foreign Exchange Market on Dec. 28, 2001.

TDK Corporation Announces Fiscal 2002 Third-Quarter Consolidated Results

2) Summary

Consolidated results for the third quarter of fiscal 2002, the three-month period from October 1, 2001 through December 31, 2001, are as follows:

TDK posted net sales of ¥149,177 million (US$1,130,129 thousand), down 17.2% year on year, and an operating loss of ¥14,171 million (US$107,356 thousand), compared with operating income of ¥18,083 million in the same period of the previous fiscal year. Furthermore, TDK posted a loss before income taxes of ¥13,805 million (US$104,583 thousand), compared with income before income taxes of ¥15,552 million in the same period of the previous fiscal year. TDK also posted a net loss of ¥9,759 million (US$73,932 thousand), compared with net income of ¥10,392 million a year earlier. Consequently, net loss per common share was ¥73.45 (US$0.56).

The third-quarter operating loss is partly attributable to the recording of ¥7,282 million (US$55,167 thousand) in expenses related to structural reforms for restoring TDK's ability to generate earnings.

Average exchange rates for the yen were ¥123 and ¥111 versus the U.S. dollar and euro, respectively, as the yen weakened by 12% and 16% in relation to these two currencies compared with the same period a year ago. TDK estimates that the depreciation of the yen had the net effect of lifting net sales by approximately ¥10.6 billion and reducing the operating loss by approximately ¥2.9 billion.

In the electronic materials and components segment, net sales fell 24.2% to ¥107,592 million (US$815,091 thousand).

Within this segment, sales in the electronic materials sector dropped 29.7% to ¥39,384 million (US$298,364 thousand). Multilayer chip capacitors, which account for the majority of sector sales, saw a year-on-year drop in sales. In particular, sales of these capacitors for use in mobile phones, which had grown significantly in the same period of the previous fiscal year, fell sharply. There was a slight rise in demand for multilayer chip capacitors for automotive applications, fueled by the increasing use of electronics in automobiles. However, these sales still represent only a small fraction of overall sales of this product. In ferrite cores and magnets, ferrite cores for use in data-communications devices such as ADSL (Asymmetric Digital Subscriber Lines) devices, which saw strong demand last year, recorded a sharp decrease in sales, reflecting a drop-off in IT investment-related demand. Intensifying competition in deflection yoke cores and flyback transformer cores—both key components in TVs and PC monitors—led to lower sales of these products. Magnet sales fell overall due to waning demand for use in motors for PCs and peripherals and audio and visual products.

In the electronic devices sector, sales decreased 33.7% to ¥26,048 million (US$197,333 thousand). Inductive device sales fell overall as demand dropped in the key audio and visual products and PCs and peripherals markets. Partially offsetting this fall was a marginal increase in sales of inductive devices for use in automobiles as more sophisticated electronics technologies find their way into vehicles. Sales of high-frequency components declined dramatically from their peak in the corresponding period of the prior fiscal year. This was attributable to the slowdown in demand for mobile phones, an application that accounts for a high proportion of sales of these components. Sales of other products in this sector were on a par with the previous year as a result of brisk demand for DC-DC converters for video game systems.

In the recording devices sector, sales were ¥38,259 million (US$289,841 thousand), down 3.2% year on year. TDK regained market share in the third quarter through a gradual increase in shipments of 40gigabyte/disk HDD heads, which have won plaudits from customers. Consequently, sales of HDD heads rose markedly from the second quarter to around the same level of sales in the corresponding period of the previous fiscal year. Sales of other heads declined as demand dropped off.

Sales in the semiconductors & others sector declined 44.4% to ¥3,901 million (US$29,553 thousand). Sales of semiconductors for WAN/LAN and set-top box modems fell sharply due to the continuing downturn in the semiconductor market as demand for communications infrastructure equipment, which had been a driving force last year, declined.

In the recording media & systems segment, sales increased 8.7% to ¥41,585 million year on year (US$315,038 thousand). Sales of optical discs, predominantly CD-Rs, rose on higher volumes despite lower year-on-year prices. Also lifting sales in this segment were three other factors: the yen's depreciation; growth in recording equipment sales due to the start of sales also in Europe (sales were launched in the U.S. last fall); and sales of new game software. These factors offset lower audiotape and videotape sales due to a decline in total demand for those products.

By region, sales in Japan decreased 33.0% to ¥40,894 million (US$309,803 thousand), reflecting lower year-on-year sales in most product categories. Of particular note was the recording media & systems segment, where sales declined because the contribution to sales of recording equipment is small relative to other regions. In the Americas, sales declined 12.4% to ¥29,504 million (US$223,515 thousand), owing to soft demand for electronic materials and electronic devices. This outweighed higher sales in the recording media & systems segment, which were lifted by sales of recording equipment and the launch of new game software. In Europe, sales decreased 28.9% to ¥21,496 million (US$162,849 thousand), reflecting sluggish demand for electronic materials and electronic devices. In particular, there was a significant decline in sales of high-frequency components mainly for GSM and other mobile phone formats. Sales in the recording media & systems segment increased with the start of recording equipment sales in the current fiscal year. However, this increase was not sufficient to offset the declines. In Asia (excluding Japan) and Others, sales increased 3.7% to ¥57,283 million (US$433,962 thousand), mainly as a result of TDK regaining market share in recording devices. These higher sales more than offset soft demand for electronic materials and electronic devices.

The overall result was a 9.1% decline in overseas sales year on year to ¥108,283 million (US$820,326 thousand). Overseas sales accounted for 72.6% of consolidated net sales, up 6.5 percentage points from 66.1%.

Fiscal 2002 Projections

TDK has revised downward its consolidated and non-consolidated projections for fiscal 2002, the year ending March 31, 2002, which were announced in November last year. The projections are based principally on the following assumptions:

- The yen-U.S. dollar exchange rate for the fourth quarter is assumed at ¥130, compared with the previous estimate of ¥120 for the second half of the fiscal year.

- The electronic materials and components segment is expected to see a continuation of declining demand for components across the board as customers step up efforts to reduce inventories. Prices are also expected to fall further than November 2001 projections.
- TDK expects to continue to regain market share in the recording devices segment as more 40gigabyte/disk HDD heads, which have won ready acceptance from customers, are shipped in the fourth quarter.

TDK perceives the present market difficulties, characterized by some as the bursting of the IT bubble, as different in nature from an ordinary recessionary climate. To counter this situation, TDK believes that it is necessary to take actions to lower its break-even point and improve asset efficiency with the view to dramatically restoring its ability to generate earnings from the next fiscal year onward. TDK began implementing a plan in November 2001 to trim its consolidated head count as well as other measures. TDK will also implement additional structural reform measures, such as offering a special redundancy package and disposing of idle/unwanted facilities, in the fourth quarter. The estimated expenses associated with structural reforms, including those that have already been implemented, have been factored into the projections shown below.

TDK's consolidated and non-consolidated projections include estimated structural reform expenses of ¥21,400 million and ¥9,000 million, respectively.

Consolidated Projections for Fiscal 2002

	Revised Projection ¥ millions	Change (¥ millions or %) from FY01	As of Nov. 2001 ¥ millions
Net sales	¥565,000	-18.1%	¥560,000
Operating income (loss)	(36,000)	¥56,323	(1,300)
Income (loss) before income taxes	(35,900)	¥64,516	(2,600)
Net income (loss)	(23,000)	¥43,983	0

Non-Consolidated Projections for Fiscal 2002

	Revised Projection ¥ millions	Change (¥ millions or %) from FY01	As of Nov. 2001 ¥ millions
Net sales	¥312,000	-31.8%	¥317,000
Operating income (loss)	(7,800)	¥26,084	(2,800)
Current income (loss)	7,800	-84.4%	12,900
Net income (loss)	950	-89.1%	8,200

Cautionary Statement About Projections

Projections for the fiscal year ending March 31, 2002 are based on assumptions and beliefs of TDK and its group companies in accordance with data currently available. Consequently, these projections should not be relied upon as the sole basis for evaluating TDK. Actual results may differ substantially from the projections depending on a number of factors.

The electronics markets in which TDK operates are highly susceptible to rapid changes. Furthermore, TDK operates not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

3) Consolidated results for the third quarter of fiscal 2002

(1) Financial highlights

	The third quarter of FY2002 (Oct. 1, 2001 - Dec. 31, 2001)			The third quarter of FY2001 (Oct. 1, 2000 - Dec. 31, 2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Net sales	149,177	100.0	1,130,129	180,174	100.0	-17.2
Operating income (loss)	(14,171)	-9.5	(107,356)	18,083	10.0	-
Income (loss) before income taxes	(13,805)	-9.3	(104,583)	15,552	8.6	-
Net income (loss)	(9,759)	-6.5	(73,932)	10,392	5.8	-
Net income (loss) per common share and per ADS	Yen (73.45)		U.S.$ (0.56)	Yen 78.08		

Notes:

1. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
2. The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
3. During this consolidated accounting period, the company had 77 subsidiaries (26 in Japan and 51 overseas). The company also had 7 affiliates whose financial statements are accounted for by the equity method.
4. U.S.$1=Yen 132

(2) Sales breakdown

	The third quarter of FY2002 (Oct. 1, 2001 - Dec. 31, 2001)			The third quarter of FY2001 (Oct. 1, 2000 - Dec. 31, 2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Electronic materials and components	107,592	72.1	815,091	141,922	78.8	-24.2
Electronic materials	39,384	26.4	298,364	56,062	31.1	-29.7
Electronic devices	26,048	17.5	197,333	39,304	21.8	-33.7
Recording devices	38,259	25.6	289,841	39,537	22.0	-3.2
Semiconductors & Others	3,901	2.6	29,553	7,019	3.9	-44.4
Recording media & systems	41,585	27.9	315,038	38,252	21.2	8.7
Total sales	149,177	100.0	1,130,129	180,174	100.0	-17.2
Overseas sales	108,283	72.6	820,326	119,148	66.1	-9.1

Note: U.S.$1=Yen 132

4) Consolidated results for the nine-month period from April 1, 2001 through December 31, 2001.

(1) Financial highlights

	The nine-month period of FY2002 (April 1, 2001 - Dec. 31, 2001)			The nine-month period of FY2001 (April 1, 2000 - Dec. 31, 2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Net sales	421,797	100.0	3,195,432	532,200	100.0	-20.7
Operating income (loss)	(16,982)	-4.0	(128,652)	54,532	10.2	-
Income (loss) before income taxes	(16,887)	-4.0	(127,932)	63,383	11.9	-
Net income (loss)	(7,927)	-1.9	(60,053)	42,997	8.1	-
Net income (loss) per common share and per ADS	Yen (59.67)		U.S.$ (0.45)	Yen 323.04		

Notes:
1. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
2. The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
3. During this consolidated accounting period, the company had 77 subsidiaries (26 in Japan and 51 overseas). The company also had 7 affiliates whose financial statements are accounted for by the equity method.
4. U.S.$1=Yen 132

(2) Sales breakdown

	The nine-month period of FY2002 (April 1, 2001 - Dec. 31, 2001)			The nine-month period of FY2001 (April 1, 2000 - Dec. 31, 2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Electronic materials and components	317,242	75.2	2,403,348	431,161	81.0	-26.4
Electronic materials	120,751	28.6	914,780	165,385	31.1	-27.0
Electronic devices	80,312	19.0	608,424	114,372	21.5	-29.8
Recording devices	102,281	24.3	774,856	131,294	24.6	-22.1
Semiconductors & Others	13,898	3.3	105,288	20,110	3.8	-30.9
Recording media & systems	104,555	24.8	792,084	101,039	19.0	3.5
Total sales	421,797	100.0	3,195,432	532,200	100.0	-20.7
Overseas sales	295,689	70.1	2,240,068	357,694	67.2	-17.3

Note: U.S.$1=Yen 132

5) Statements of income

The third quarter

	The third quarter of FY2002 (Oct.1,2001 - Dec. 31,2001)			The third quarter of FY2001 (Oct.1,2000 - Dec. 31,2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Net sales	149,177	100.0	1,130,129	180,174	100.0	-17.2
Cost of sales	123,721	82.9	937,280	127,894	71.0	-3.3
Gross profit	25,456	17.1	192,849	52,280	29.0	-51.3
Selling, general and administrative expenses	32,345	21.7	245,038	34,197	19.0	-5.4
Restructuring cost	7,282	4.9	55,167	-	-	-
Operating income (loss)	(14,171)	-9.5	(107,356)	18,083	10.0	-
Other income (deductions):						
Interest and dividend income	379		2,871	1,167		
Interest expense	309		2,341	447		
Foreign exchange gain (loss)	977		7,402	198		
Other, net	(681)		(5,159)	(3,449)		
Other income (deductions) total	366	0.2	2,773	(2,531)	-1.4	-
Income (loss) before income taxes	(13,805)	-9.3	(104,583)	15,552	8.6	-
Income taxes	(4,173)	-2.8	(31,613)	4,960	2.7	-
Income (loss) before minority interests	(9,632)	-6.5	(72,970)	10,592	5.9	-
Minority interests	(127)	-	(962)	(200)	-0.1	-
Net income (loss)	(9,759)	-6.5	(73,932)	10,392	5.8	-
Net income (loss) per common share	Yen (73.45)		US$ (0.56)	Yen 78.08		
Average common shares outstanding	132,861	thousands		133,103	thousands	

Notes:
1. The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
2. U.S.$1=Yen 132
3. Statements of income for the third quarter of fiscal 2001 and 2002 are unaudited by independent auditors.

The nine-month period

	The nine-month period of FY2002 (April 1,2001 - Dec. 31,2001)			The nine-month period of FY2001 (April 1,2000 - Dec. 31,2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Net sales	421,797	100.0	3,195,432	532,200	100.0	-20.7
Cost of sales	337,030	79.9	2,553,258	377,462	70.9	-10.7
Gross profit	84,767	20.1	642,174	154,738	29.1	-45.2
Selling, general and administrative expenses	93,353	22.1	707,220	100,206	18.9	-6.8
Restructuring cost	8,396	2.0	63,606	-	-	-
Operating income (loss)	(16,982)	-4.0	(128,652)	54,532	10.2	-
Other income (deductions):						
Interest and dividend income	1,667		12,629	3,753		
Interest expense	981		7,432	797		
Gain on contribution of investment securities to pension trust	-		-	12,518		
Foreign exchange gain (loss)	463		3,508	(1,343)		
Other, net	(1,054)		(7,985)	(5,280)		
Other income (deductions) total	95	-	720	8,851	1.7	-
Income (loss) before income taxes	(16,887)	-4.0	(127,932)	63,383	11.9	-
Income taxes	(7,750)	-1.8	(58,712)	19,807	3.7	-
Income (loss) before minority interests	(9,137)	-2.2	(69,220)	43,576	8.2	-
Minority interests	1,210	0.3	9,167	(579)	-0.1	-
Net income (loss)	(7,927)	-1.9	(60,053)	42,997	8.1	-
Net income (loss) per common share	Yen (59.67)		US$ (0.45)	Yen 323.04		
Average common shares outstanding	132,861	thousands		133,103	thousands	

Notes:
1. The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
2. U.S.$1=Yen 132
3. Statements of income for the nine-month period of fiscal 2001 and 2002 are unaudited by independent auditors.

6) Balance sheets

ASSETS	As of Dec. 31, 2001			As of Sep. 30, 2001		Change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Current assets	406,097	52.9	3,076,493	404,776	54.0	0.3
Cash and cash equivalents	117,561		890,614	126,709		
Net trade receivables	143,054		1,083,743	129,004		
Inventories	110,879		839,992	117,409		
Prepaid expenses and other current assets	34,603		262,144	31,654		
Investments and advances	24,530	3.2	185,833	22,173	3.0	10.6
Net property, plant, and equipment	280,198	36.5	2,122,712	277,477	37.1	1.0
Other assets	57,405	7.4	434,886	44,509	5.9	29.0
TOTAL	768,230	100.0	5,819,924	748,935	100.0	2.6

LIABILITIES AND STOCKHOLDERS' EQUITY	As of Dec. 31, 2001			As of Sep. 30, 2001		Change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Current liabilities	109,623	14.3	830,477	106,866	14.3	2.6
Short-term debt	2,541		19,250	3,654		
Trade payables	50,398		381,803	49,583		
Accrued expenses and other current liabilities	56,257		426,189	50,899		
Income taxes	427		3,235	2,730		
Long-term debt, excluding current installments	535	-	4,053	612	0.1	-12.6
Retirement and severance benefits and others	54,321	7.1	411,523	33,303	4.4	63.1
Total liabilities	164,479	21.4	1,246,053	140,781	18.8	16.8
Minority interests	4,730	0.6	35,833	4,220	0.6	12.1
Common stock	32,641		247,280	32,641		
Additional paid-in capital	63,051		477,659	63,051		
Legal reserve	15,710		119,015	15,710		
Retained earnings	537,960		4,075,455	551,705		
Accumulated other comprehensive income (loss)	(46,755)		(354,204)	(55,591)		
Treasury stock	(3,586)		(27,167)	(3,582)		
Total stockholders' equity	599,021	78.0	4,538,038	603,934	80.6	-0.8
TOTAL	768,230	100.0	5,819,924	748,935	100.0	2.6
Total common shares outstanding	132,861 thousands			132,861 thousands		

Notes:

1. U.S.$1=Yen 132
2. Balance sheets as of Dec. 31, 2001 are unaudited by independent auditors.

7) Sales by Region

The Third Quarter

	The third quarter of FY2002 (Oct.1,2001 - Dec.31,2001)			The third quarter of FY2001 (Oct.1,2000 - Dec.31,2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Americas	29,504	19.8	223,515	33,676	18.7	-12.4
Europe	21,496	14.4	162,849	30,218	16.8	-28.9
Asia and others	57,283	38.4	433,962	55,254	30.6	3.7
Overseas sales total	108,283	72.6	820,326	119,148	66.1	-9.1
Japan	40,894	27.4	309,803	61,026	33.9	-33.0
Net sales	149,177	100.0	1,130,129	180,174	100.0	-17.2

Notes:

1. Sales by region are classified by geographic areas of the buyer.
2. U.S.$1 = Yen 132

The nine-month period

	The nine-month period of FY2002 (April 1,2001 - Dec.31,2001)			The nine-month period of FY2001 (April 1,2000 - Dec.31,2000)		change
	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	%	%
Americas	81,523	19.3	617,599	96,565	18.1	-15.6
Europe	59,498	14.1	450,742	75,950	14.3	-21.7
Asia and others	154,668	36.7	1,171,727	185,179	34.8	-16.5
Overseas sales total	295,689	70.1	2,240,068	357,694	67.2	-17.3
Japan	126,108	29.9	955,364	174,506	32.8	-27.7
Net sales	421,797	100.0	3,195,432	532,200	100.0	-20.7

Notes:

1. Sales by region are classified by geographic areas of the buyer.
2. U.S.$1 = Yen 132

Press Information

Corporate Communications Department

Comtacts ; Michinori Katayama(Tokyo) +81 3 5201 7102
Francis J Sweeney(New York) +1 516 535 2600
Ron Matier(London) +44 1737 773773

TDK Announces Revision to Estimated year-end Dividend for Fiscal 2002

TOKYO, JAPAN, February 5, 2002----TDK Corporation announced today that it has decided to revise its estimated year-end dividend per share for fiscal 2002 at the board of directors' meeting on February 5, 2002.

1. Reason for the revision of the estimated dividend

Though returning earnings to shareholders is one of TDK's highest management priorities, we regret to say that because of net loss for this period will be more serious than the results predicted at the time of the Interim report, the estimated dividends has been revised as follows ;

2. Details of revision

	Interim	Year-end	Per annum
Previous forecast (as of November 1, 2001)	Yen 30.00	Yen 30.00	Yen 60.00
Revised forecast	Yen 30.00	Yen 20.00	Yen 50.00
Cash dividend per share the previous fiscal year	Yen 30.00	Yen 30.00	Yen 60.00

For further information, please feel free to contact:
Nobuyuki Koike
Corporate Communications Department
Tel.: 81-3-5201-7102

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

February 5,2002

BY:/s/ Shigeo Fukumass

Shigeo Fukumass
General Manager
Shareholder Service
General Affairs Dept.